UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  )*

Midland States Bancorp, Inc.
(Name of Issuer)

 Common Stock, par value $0.01 per share
(Title of Class of Securities)

597742105
(CUSIP Number)

R. Robert Funderburg, Jr.
c/o K-B Farms, Inc.
600 S. State St
Belvidere, IL 61008
815-547-9797
(Name, address and telephone number of person
authorized to receive notices and communications)

February 28, 2018
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13(d)-1(e), 240.13d-l(f) or 240.13d-1(g), check the following box  ☐

Note.  Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)
R. Robert Funderburg, Jr.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
SC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION OF REPORTING PERSON
U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
586,033

	8	SHARED VOTING POWER
633,729*

	9	SOLE DISPOSITIVE POWER
586,033

	10	SHARED DISPOSITIVE POWER
633,729*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,219,762*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (in the aggregate):
5.1%**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

* See Item 5.  The Reporting Person may be deemed to be the beneficial owner of certain of the shares of Common Stock of the Issuer held directly by or in trust for the benefit of certain other members of his household or in trust for the benefit of the Reporting Person but the Reporting Person either shares or does not have any voting or dispositive powers with respect to those shares and disclaims any beneficial ownership thereof except to the extent of his pecuniary interest therein and this report shall not be deemed an admission that the Reporting Person is the beneficial owner thereof.

**This percentage is being calculated based upon 23,738,671 shares of the Issuer’s Common Stock outstanding on March 1, 2018 as indicated in the Issuer’s Annual Report on Form 10‑K for the year ended December 31, 2017 and gives effect to the merger (the “Merger”) of Alpine Bancorporation, Inc. (“Alpine”) with and into the Issuer, which was completed on February 28, 2018.  The Reporting Person does not take any responsibility for the accuracy of the information upon which this percentage is calculated.

ITEM 1.	SECURITY AND ISSUER

(a)	Name of Issuer

Midland States Bancorp, Inc.

(b)	Address of Issuer's Principal Executive Offices

1201 Network Centre Drive
Effingham, Illinois 62401

ITEM 2.	IDENTITY AND BACKGROUND

(a)	Name of Person Filing

R. Robert Funderburg, Jr.

(b)	Address of Principal Business Office or, if none, Residence

Mr. R. Robert Funderburg, Jr.
c/o K-B Farms, Inc.
600 S. State St.
Belvidere, IL 61008

(c)	Present Principal Occupation and Address

Mr. Funderburg is a businessman with a business address for purposes of these matters as set forth in (b) above.

(d)	Criminal Proceedings

The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	Civil Proceedings

The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(f)	Citizenship

Mr. Funderburg is a citizen of the U.S.A.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The reported shares of Common Stock of the Issuer were received pursuant to the Merger of Alpine with and into the Issuer which was completed on February 28, 2018.

ITEM 4.	PURPOSE OF TRANSACTION

See Item 3 above.

(d)  Mr. Funderburg has been appointed to the Board of Directors of the Issuer effective as of May 8, 2018, subject only to completion of the Merger, which occurred on February 28, 2018.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

(a), (b)

Interests in Securities	Amount beneficially owned	Percent of class*	Sole power to vote or to direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition	Shared power to dispose or to direct the disposition
R. Robert Funderburg, Jr.**	713,593	3.0%	586,033	127,560	586,033	127,560
Various irrevocable trusts for which Alpine Bank & Trust Co. acts as trustee and of which the Reporting Person is a beneficiary***	506,169	2.1%	–	506,169	–	506,169
	1,219,762	5.1%		633,729		633,729

*The percentages are calculated based upon 23,738,671 shares of the Issuer’s Common Stock outstanding on March 1, 2018 as indicated in the Issuer’s Annual Report on Form 10-K for the year ended December 31, 2017 and gives effect to the Merger of Alpine with and into the Issuer, which was completed on February 28, 2018.  The Reporting Person does not take any responsibility for the accuracy of the information upon which these percentages are calculated.

**The shares of Common Stock of the Issuer reported by the Reporting Person represent shares held through revocable trusts or directly by or for the benefit of the Reporting Person or members of his household.  The Reporting Person may be deemed to be the beneficial owner of certain of such shares of Common Stock of the Issuer held directly by or in trust for the benefit of such members of his household but the Reporting Person does not have any voting or dispositive powers with respect to these shares and disclaims any beneficial ownership thereof and this report shall not be deemed an admission that the Reporting Person is the beneficial owner thereof.

***The reporting person is a beneficiary of such trusts and may be deemed to be the beneficial owner of the shares of Common Stock of the Issuer held therein but disclaims beneficial ownership thereof except to the extent of his pecuniary interest therein.  Alpine Bank & Trust Co. serves solely as trustee of such trusts and has no pecuniary interest as to the shares of Common Stock of the Issuer held therein.

(c)  See Item 3 and Item 4 above.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

There are no contracts, arrangements, understandings or relationships (legal or otherwise) other than as described herein among the Reporting Person and and any other person with respect to any securities of the Issuer, including but not limited to transfer or voting of any other securities, finders fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss or the giving or withholding of proxies.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 9, 2018	By: /s/ R. Robert Funderburg, Jr.
Name: R. Robert Funderburg, Jr.